EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended
March 31,
2018
Earnings:
Income before provision for income taxes	$6,054
Equity in losses of unconsolidated businesses	19
Dividends from unconsolidated businesses	11
Interest expense (1)	1,201
Portion of rent expense representing interest	336
Amortization of capitalized interest	48
Earnings, as adjusted	$7,669

Fixed Charges:
Interest expense (1)	$1,201
Portion of rent expense representing interest	336
Capitalized interest	176
Fixed charges	$1,713

Ratio of earnings to fixed charges	4.48

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.